UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Benson Hill, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

082490103

(CUSIP Number)

J. Stephan Dolezalek

Grosvenor Food & AgTech Limited

3000 El Camino Real, Building 4, Suite 200

Palo Alto, CA 94306

650-382-0981

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082490103

1.	Names of Reporting Persons Grosvenor Food & AgTech Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,679,899 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,679,899 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,679,899 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of (i) 10,806,710 shares of common stock, par value $0.0001 per share (“Common Stock”), of Benson Hill, Inc. a Delaware corporation (the “Issuer”), held directly by Grosvenor Food & AgTech US Inc. (f/k/a Wheatsheaf Group U.S., Inc.), (ii) 106,523 shares of Common Stock held by J. Stephan Dolezalek for the benefit of Grosvenor Food & AgTech Limited pursuant to an accommodation agreement by and among the Issuer, Grosvenor Food & AgTech US Inc. and Mr. Dolezalek, and (iii) 766,666 shares of Common Stock issuable to Grosvenor Food & AgTech US Inc. pursuant to warrants exercisable within 60 days of the date of this Schedule 13D. Of the aforementioned shares of Common Stock, 1,078,798 are subject to an earn-out contingency until the achievement of certain stock price targets (“Earn-Out Shares”). Holders of Earn-Out Shares are entitled to exercise voting rights carried by those securities, but the Earn-Out Shares are held in escrow until the satisfaction of the relevant contingencies, and if such contingencies are not satisfied on or prior to the third anniversary of the completion of the Issuer’s business combination on September 29, 2021, then the Earn-Out Shares shall not vest and shall be canceled.

(2)	Grosvenor Food & AgTech US Inc. is wholly owned by Grosvenor Food & AgTech Limited. Voting and investment power with respect to the shares held by Grosvenor Food & AgTech US Inc. and by J. Stephan Dolezalek for the benefit of Grosvenor Food & AgTech Limited may be exercised in whole or in part by J. Stephan Dolezalek, Anthony James, Montell Bayer, Katrin Burt, Fiona Emmett, William Kendall, Stefano Rettore, Jonathon Bond, Robert Davis, Mark Preston, and Alexander Scott, who are the directors of Grosvenor Food & AgTech Limited. The majority of the shares in Grosvenor Food & AgTech Limited are held by trusts and trustees for the benefit of the current and future generations of the Grosvenor family, headed by the Duke of Westminster. These trusts are based in the United Kingdom. Pursuant to an accommodation agreement by and among the Issuer, Grosvenor Food & AgTech US Inc. and Mr. Dolezalek, who serves as a Managing Partner of Grosvenor Food & AgTech (f/k/a Wheatsheaf Group, LLC), a wholly-owned subsidiary of Grosvenor Food & AgTech Limited, Grosvenor Food & AgTech Limited maintains the pecuniary interest in any compensation Mr. Dolezalek receives for his service as a member of the board of directors of the Issuer. Mr. Dolezalek disclaims beneficial ownership in the shares of Common Stock that he holds except to the extent of his pecuniary interest therein, if any.

(3)	The calculation is based on dividing (i) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (ii) the sum of (a) 208,379,035 shares of Common Stock outstanding as of November 7, 2023 as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed by the Issuer with the Securities and Exchange Commission (“SEC”) on November 9, 2023 and (ii) 766,666 shares of Common Stock issuable to Grosvenor Food & AgTech US Inc. pursuant to warrants exercisable within 60 days of the date of this Schedule 13D.

Explanatory Note

This initial statement on Schedule 13D (the “Schedule 13D”) constitutes a late filing due to an inadvertent administrative error. On March 25, 2022, Grosvenor Food & AgTech Limited (the “Reporting Person”) beneficially acquired 2,300,000 issued and outstanding shares of common stock, $0.0001 par value (the “Common Stock”), of Benson Hill, Inc. and immediately exercisable warrants to purchase up to 766,666 shares of Common Stock in connection with the 2022 PIPE Transaction (as defined below), representing approximately 1.5% of the total number of shares of Common Stock then issued and outstanding. Pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended, the Reporting Person was required to file an initial statement Schedule 13D in connection with such acquisition on or prior to April 4, 2022, and any amendments thereto upon subsequent material changes to its beneficial ownership of shares of Common Stock.

CUSIP No. 082490103

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Benson Hill, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1001 North Warson Rd., St. Louis, Missouri 63132.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Grosvenor Food & AgTech Limited (the “Reporting Person”).

(b) – (c)	The principal business office of Reporting Person is located at 70 Grosvenor Street, London W1K 3JP, United Kingdom. Certain information concerning the identity and background of each of the executive officers and directors of the Reporting Person is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

Voting and investment power with respect to the shares held by the Grosvenor Food & AgTech US Inc. and by J. Stephan Dolezalek for the benefit of the Reporting Person may be exercised in whole or in part by J. Stephan Dolezalek, Anthony James, Montell Bayer, Katrin Burt, Fiona Emmett, William Kendall, Stefano Rettore, Jonathon Bond, Robert Davis, Mark Preston, and Alexander Scott, who are the directors of the Reporting Person, which wholly owns Grosvenor Food & AgTech US Inc. The majority of the shares in the Reporting Person are held by trusts and trustees for the benefit of the current and future generations of the Grosvenor family, headed by the Duke of Westminster. These trusts are based in the United Kingdom.

The principal business of the Reporting Person is investing in entrepreneurial business in the food and agricultural technology sectors.

(d)	During the last five years, the Reporting Person has not, nor, to the best knowledge of the Reporting Person, have any of the persons listed on Annex A attached hereto, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not, nor, to the best knowledge of the Reporting Person, have any of the persons listed on Annex A attached hereto, been a party to a civil proceeding of a judicial of administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person was organized under the laws of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

Business Combination

On September 29, 2021 (the “Closing Date”), the date of the closing of the transactions (the “Merger”) contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated May 8, 2021, by and among the Issuer (formerly known as Star Peak Corp II), STPC Merger Sub Corp. and Benson Hill, Inc. (“Legacy Benson Hill”), at the effective time of the Merger (the “Effective Time”), the shares of common stock of Legacy Benson Hill that were outstanding immediately prior to the Effective Time and held by the Reporting Person were canceled and converted into the right to receive 8,006,710 shares of Common Stock, pursuant to the Merger Agreement. Of the aforementioned shares of Common Stock, 1,078,798 are subject to an earn-out contingency until the achievement of certain stock price targets, as further described below (the “Earn-Out Shares”).

In connection with the consummation of the Merger, the Company entered into that certain Earnout Escrow Agreement, dated as of the Closing Date, with Shareholder Representative Services LLC and Continental Stock Transfer & Trust Company (the “Escrow Agent,” and such agreement, the “Escrow Agreement”), which provides that the Earn-Out Shares be held in escrow until, and vest upon, the achievement of certain earn-out thresholds prior to the third anniversary of the Closing Date. Pursuant to the terms of the Escrow Agreement, (i) one-half of the Earn-Out Shares will vest if the dollar volume-weighted average closing price of the Common Stock is greater than or equal to $14.00 over any 20 trading days within any 30 consecutive trading day period, and (ii) one-half of the Earn-Out Shares will vest if the dollar volume-weighted average closing price of the Common Stock is greater than or equal to $16.00 over any 20 trading days within any 30 consecutive trading day period, in each case, on or prior to the third anniversary of the Closing Date (the “Earn-Out Period”). If the Earn-Out Shares have not vested by the end of the Earn-Out Period, such shares shall be released by the Escrow Agent to the Issuer for cancellation. The material terms of the Escrow Agreement are incorporated by reference to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2021.”

2021 PIPE Transaction

Additionally, on the Closing Date, Grosvenor Food & AgTech US Inc. purchased 500,000 shares (the “2021 PIPE Shares”) of Common Stock from the Issuer at a purchase price of $10.00 per share pursuant to a subscription agreement entered into and effective as of May 8, 2021 (the “2021 PIPE Transaction”). The funds used by Grosvenor Food & AgTech US Inc. to acquire the 2021 PIPE Shares were from capital contributions made by the Reporting Person.

2022 PIPE Transaction

On March 25, 2022, Grosvenor Food & AgTech US Inc. purchased 2,300,000 units (collectively the “Units”) from the Issuer at a purchase price $3.25 per Unit pursuant to a subscription agreement entered into and effective as of March 24, 2022 (the “2022 PIPE Transaction”). The Units consisted of (i) 2,300,000 shares of Common Stock and (ii) warrants to purchase 766,666 shares of Common Stock. The funds used by Grosvenor Food & AgTech US Inc. to acquire the 2022 PIPE Shares were from capital contributions made by the Reporting Person.

J. Stephan Dolezalek Accommodation Agreement

Mr. Dolezalek serves as a member of the board of directors of the Issuer (the “Board”). As compensation for his service as a member of the Board, 106,523 shares of Common Stock have been issued to, and are currently held by, Mr. Dolezalek. Pursuant to an accommodation agreement (the “Accommodation Agreement”) by and among the Issuer, Grosvenor Food & AgTech US Inc. and Mr. Dolezalek, who serves as a Managing Partner of Grosvenor Food & AgTech (f/k/a Wheatsheaf Group, LLC), a wholly-owned subsidiary of the Reporting Person, the Reporting Person maintains the pecuniary interest in any compensation and beneficial ownership over any stock-based compensation Mr. Dolezalek receives for his service as a member of the Board.

Item 4.	Purpose of Transaction

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired beneficial ownership of the shares of Common Stock reported herein for investment purposes with the aim of increasing the value of its investment and the Issuer. The Reporting Person intends to review its investment on a regular basis and, as a result thereof, may, directly or through one or more affiliates, at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions, or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations, and subject to the terms and conditions of any agreements between the Reporting Person and the Issuer.

The Reporting Person has explored, and expect to continue to explore, various potential alternatives with respect to its investment in the Issuer, including, among other things, extraordinary corporate transactions involving the Issuer, such as a merger, reorganization, consolidation or other take-private transaction that could result in the delisting and/or deregistration of the publicly traded securities of the Issuer, joint ventures, or other material changes to the Issuer’s business or capital or governance structure. There can be no guarantee that the Reporting Person will make any such proposal, and if any such proposal is made, the Reporting Person can provide no assurances such proposal will be accepted or that it will successfully consummate any proposed transaction. Continued exploration of any such proposal, and whether the Reporting Person will make any such proposal and the completion of any such proposed transaction, is subject to many factors, many of which are outside the control of the Reporting Person, including, but not limited to, the following: terms believed by the Reporting Person to be favorable to it; the Reporting Person’s ongoing assessment of the Issuer’s business, prospects, and other developments concerning the Issuer and its businesses generally; changes in law and government regulations; general economic conditions; tax considerations; other investment opportunities available to the Reporting Person; and prevailing market conditions, including the market price of the securities of Issuer. The potential alternative opportunities currently being explored by the Reporting Person do not include a sale of securities of the Issuer by the Reporting Person to a third party.

The Reporting Person, and Mr. Dolezalek in his position as a director of the Issuer, a director of the Reporting Person and a Managing Partner of Grosvenor Food & AgTech, have begun to engage, and intend to continue to engage, in communications, discussions and negotiations with members of management and of the Board, and its legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; current or prospective stockholders of the Issuer; and other relevant parties, regarding the various alternatives that may from time to time be under consideration by the Reporting Person and/or its affiliates. To facilitate its consideration of such matters, the Reporting Person has retained, or intends to retain, consultants and advisors and enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements.

Notwithstanding anything contained herein, the Reporting Person intends to review its investment in the Issuer and the Issuer’s performance and market conditions periodically and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Accordingly, the Reporting Person specifically reserves the right to change its intention with respect to any or all such matters described above. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; tax considerations; other investment opportunities available to the Reporting Person; and prevailing market conditions, including the market price of the securities of Issuer.

Except as set forth in this Item 4, the Reporting Person has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b)	The Reporting Person may be deemed to beneficially own an aggregate of 11,679,899 shares of Common Stock, which consists (i) 10,806,710 shares of Common Stock held directly by Grosvenor Food & AgTech US Inc., (ii) 106,523 shares of Common Stock held by J. Stephan Dolezalek for the benefit of the Reporting Person pursuant to the Accommodation Agreement, and (iii) 766,666 shares of Common Stock issuable to Grosvenor Food & AgTech US Inc. pursuant to warrants exercisable within 60 days of the date of this Schedule 13D, representing in the aggregate approximately 5.6% of the issued and outstanding shares of Common Stock, as calculated pursuant to Rule 13d-3 under the Exchange Act. Of the aforementioned shares of Common Stock, 1,078,798 are Earn-Out Shares. Holders of Earn-Out Shares are entitled to exercise voting rights carried by those securities, but the Earn-Out Shares are held in escrow until the satisfaction of the relevant contingencies, and if such contingencies are not satisfied on or prior to the third anniversary of the Closing Date, then the Earn-Out Shares shall not vest and shall be canceled.

(c)	The Reporting Person has not effected any transactions in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D are incorporated by reference in their entirety to this Item 6.

Item 7.	Material to be Filed as Exhibits

A.	Agreement and Plan of Merger, dated May 8, 2021, by and among the Issuer, STPC Merger Sub Corp and Legacy Benson Hill (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 5, 2021).

B.	Form of Subscription Agreement, dated as of May 8, 2021, by and between the Issuer and Grosvenor Food & AgTech US Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 5, 2021).

C.	Earnout Escrow Agreement, dated as of September 29, 2021, by and among the Company, Shareholder Representative Services LLC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 5, 2021).

D.	Form of Subscription Agreement, dated as of March 24, 2022, by and between the Issuer and Grosvenor Food & AgTech US Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 28, 2022).

E.	Form of Warrant, dated as of March 25, 2022, issued to Grosvenor Food & AgTech US Inc. by the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 28, 2022).

F.	Accommodation Agreement, dated as of December 31, 2022, by and among the Issuer, Grosvenor Food & AgTech US Inc. and J. Stephan Dolezalek.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024

Grosvenor Food & AgTech Limited

By:	/s/ J. Stephan Dolezalek
Name: J. Stephan Dolezalek
Title: Managing Director

ANNEX A

The following sets forth the name and principal occupation of each of the executive officers and directors of Grosvenor Food & AgTech Limited (the “Reporting Person”).

Name	Business Address	Principal Occupation	Citizenship
J. Stephan Dolezalek(1)	c/o Grosvenor Food & AgTech 3000 El Camino Real, Bldg. 4, Suite 200 Palo Alto, CA 94306	Managing Partner of Grosvenor Food & AgTech	United States

Anthony James	c/o Grosvenor Food & AgTech Limited 70 Grosvenor Street London W1K 3JP United Kingdom	Managing Partner of Grosvenor Food & AgTech	United Kingdom
Montell Bayer	c/o Grosvenor Food & AgTech 3000 El Camino Real, Bldg. 4, Suite 200 Palo Alto, CA 94306	Managing Partner of Grosvenor Food & AgTech	Canada
Katrin Burt	c/o Grosvenor Food & AgTech Limited 70 Grosvenor Street London W1K 3JP United Kingdom	Managing Partner of Grosvenor Food & AgTech	United Kingdom
Fiona Emmett	c/o Grosvenor Food & AgTech Limited 70 Grosvenor Street London W1K 3JP United Kingdom	Group Finance Director of Grosvenor Food & AgTech	United Kingdom
William Kendall	c/o Grosvenor Food & AgTech Limited 70 Grosvenor Street London W1K 3JP United Kingdom	Trustee of Grosvenor Group Limited	United Kingdom
Stefano Rettore	c/o Grosvenor Food & AgTech Limited 70 Grosvenor Street London W1K 3JP United Kingdom	Non-Executive Director of Grosvenor Food & AgTech	Italy
Jonathon Bond	c/o Grosvenor Food & AgTech Limited 70 Grosvenor Street London W1K 3JP United Kingdom	Chief Investment Officer of Grosvenor	United Kingdom
Robert Davis	c/o Grosvenor Food & AgTech Limited 70 Grosvenor Street London W1K 3JP United Kingdom	Chief Financial Officer of Grosvenor	United Kingdom
Mark Preston	c/o Grosvenor Food & AgTech Limited 70 Grosvenor Street London W1K 3JP United Kingdom	Chief Executive Office of Grosvenor	United Kingdom
Alexander Scott	c/o Grosvenor Food & AgTech Limited 70 Grosvenor Street London W1K 3JP United Kingdom	Trustee of Grosvenor Group Limited	United Kingdom

Except as described in footnote (1) to this Annex A with respect to Mr. Dolezalek, none of the persons listed above beneficially owns any shares of common stock, par value $0.0001 per share (“Common Stock”), of Benson Hill, Inc. a Delaware corporation (the “Issuer”).

(1)	Mr. Dolezalek holds 106,523 shares of Common Stock, which are held for the benefit of Grosvenor Food & AgTech pursuant to an accommodation agreement (the “Accommodation Agreement”) by and among the Issuer, Grosvenor Food & AgTech US Inc. and Mr. Dolezalek, who serves as a Managing Partner of Grosvenor Food & AgTech (f/k/a Wheatsheaf Group, LLC), a wholly-owned subsidiary of the Reporting Person. Pursuant to the Accommodation Agreement, the Reporting Person maintains the pecuniary interest in any compensation and beneficial ownership over any stock-based compensation Mr. Dolezalek receives for his service as a member of the board of directors of the Issuer. Voting and investment power with respect to the shares held by Mr. Dolezalek for the benefit of the Reporting Person may be exercised in whole or in part by the directors of the Reporting Person set forth on this Annex A. Mr. Dolezalek disclaims beneficial ownership in the shares of Common Stock that he holds except to the extent of his pecuniary interest therein, if any.